Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE	Currency: CAD$

DENISON MINES CORP. FILES EARLY WARNING REPORT

IN RESPECT OF INTERNATIONAL ENEXCO LTD.

Toronto, ON – November 29, 2012… Denison Mines Corp. (“Denison”) (TSX: DML; NYSE MKT: DNN) announces that it has acquired ownership of 3,600,000 units (“Units”) of International Enexco Ltd. (“Enexco”) at a price of $0.50 per Unit pursuant to a subscription agreement effective as of November 29, 2012. Each Unit is comprised of one common share of Enexco (a “Common Share”) and one-half of one Common Share purchase warrant (a “Warrant”). Each whole Warrant entitles the holder thereof to purchase one Common Share at a price of $0.60 per share for a period of two years from the date of issuance, subject to acceleration in certain circumstances.

Denison acquired the Common Shares and Warrants that are the subject of this press release as part of a private placement (the “Enexco Private Placement”) of 4,700,000 Units (inclusive of Denison’s subscription).

The Common Shares and Warrants acquired by Denison represent 5,400,000 Common Shares, which is approximately 13.90% of the issued and outstanding Common Shares of Enexco after giving effect to the Enexco Private Placement, assuming the exercise by Denison of the Warrants. Prior to the closing of the Enexco Private Placement, Denison did not hold any securities of Enexco.

Denison’s Units are held directly by Denison and are being held for investment purposes. Denison may in the future take such actions in respect of its Enexco shares as it deems appropriate in light of the market circumstances then existing, including the potential purchase of additional shares of Enexco through open market purchases or privately negotiated transactions, or the sale of all or a portion of such holdings in the open market or in privately negotiated transactions to one or more purchasers.

Concurrently with Denison’s purchase of Units, Denison acquired the right to appoint one representative to the Board of Directors of Enexco and will be providing technical assistance to Enexco. Denison will also have the right to participate in future equity offerings of Enexco in order to maintain its pro-rata equity interest up to a prescribed maximum and has the right to subscribe for additional Common Shares sufficient to enable Enexco to meet its funding obligations under the Mann Lake Joint Venture Agreement in the event of a shortfall. In exchange, Denison has agreed to vote its shareholding in favour of Enexco Management’s proposals on matters of routine business and not to tender its shareholding to any take-over bid if Enexco’s Board has not issued a recommendation in favour of the same.

There are no persons acting jointly or in concert with Denison with respect to Denison’s shareholdings in Enexco, nor has Denison entered into any agreements in respect of its shareholdings in Enexco with any person with which Denison acts jointly or in concert.

An early warning report in respect of the above-noted transaction will be filed on SEDAR and will be available at www.sedar.com.

About Denison

Denison Mines Corp. is a uranium exploration and development company with interests in exploration and development projects in Saskatchewan, Zambia and Mongolia. As well, Denison has a 22.5% ownership interest in the McClean Lake uranium mill, located in northern Saskatchewan, which is one of the world’s largest uranium processing facilities. Denison’s exploration project portfolio includes the world-class Phoenix deposit located on its 60% owned Wheeler River project also in the Athabasca Basin region of Saskatchewan.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division. Denison is also the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

For more information or to obtain a copy of the early warning report filed in connection with Denison’s holdings in Enexco, please contact:

Ron Hochstein	(416) 979-1991
President and Chief Executive Officer	Ext. 232

Jim Anderson	(416) 979-1991
Executive Vice President and Chief Financial Officer	Ext. 372

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: Denison’s subscription for the Units, Denison’s ability or intent to exercise the Warrants and Denison’s intentions with respect to Enexco’s Common Shares and Warrants.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2012, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; property title risk; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.